Filed by Gryphon Digital Mining, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gryphon Digital Mining, Inc.

Commission File No.: 001-39096

Date: May 16, 2025

The following are excerpts from the transcript of an interview of Eric Trump, Chief Strategy Officer of American Bitcoin Corp., by MacKenzie Sigalos of CNBC. The excerpts contain only those portions of the transcript relating to discussions of the proposed transactions between American Bitcoin Corp. and Gryphon Digital Mining, Inc.

Eric Trump Interviewed on CNBC

May 15, 2025

MacKenzie Sigalos

I’m Mackenzie Sigalos for CNBC here in Consensus 2025 in Toronto, Canada. I’m speaking with the Co-founder of American Bitcoin, Eric Trump, one of the leading voices in crypto in the country right now. Eric, thank you so much for taking the time to join us.

Eric Trump

Thanks MacKenzie, it’s great to be here.

MacKenzie Sigalos

So just this week, we found out that you’re going to be taking American Bitcoin public through reverse merger with Griffin Digital. Talk to me about this decision to enter the public market, right?

Eric Trump

Well it’s kind of everything that I love in life, right? America and Bitcoin, I really believe that the digital asset space is growing by leaps and bounds. There’s so few people who have really caught on to what that world’s going to be, the digital transformation, and Bitcoin is obviously leading the way in terms of that transformation, and to be able to mine Bitcoin in the United States, using U.S. energy, to be able to do so at a fraction of cost of what the actual assets trading at right now. It’s kind of bringing together my love of hard assets, real estate, kind of data centers right on one side. And obviously a cryptocurrency that’s kind of led the way and has been explosive in terms of growth, and so it’s been a great project. It’s one that I’m excited about. I put my heart and soul into it, and we’re having a lot of fun.

MacKenzie Sigalos

And why take it public so early? What does the public market give you at this point?

Eric Trump

Well, listen, I think you want that exposure, right? There’s a lot of things in the public market gives you it gives you that capital. It gives you ATM, you see how well the micro strategy model has done. You know, Michael Saylor, I think in this community has probably inspired every single person in this room by what he’s been able to achieve. We’re obviously a very different spin off of that enable and that, you know, we’re not buying it OTC. We’re actually going out and creating and mining it and doing that very efficiently. We’re doing that with Hut 8. They’re amazing, amazing, amazing company. They’ve got some of the best data centers anywhere. They’ve got some of the best energy contracts anywhere. And again, it’s just great passion of love bringing together kind of two elements the world that I adore.

Cautionary Note Regarding Forward–Looking Information

These communications include “forward-looking information” and “forward-looking statements” within the meaning of the United States securities laws and Canadian securities laws, respectively. All information, other than statements of historical fact, included in these communications that address activities, events, or developments that American Bitcoin Corp. (“American Bitcoin”) expects or anticipates will or may occur in the future is forward-looking information. Examples of forward-looking statements include, but are not limited to, statements relating to the structure, timing, and completion of the proposed transaction between American Bitcoin and Gryphon Digital Mining, Inc. (“Gryphon”), the combined company’s listing on Nasdaq after the closing of the proposed transaction, the expected management and board of directors of the combined company, and the vision, goals, and trajectory of American Bitcoin and the combined company. Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely,” or similar expressions.

Forward-looking statements are not statements of historical fact, but instead represent management’s expectations, estimates, and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 Corp. (“Hut 8”) as of the date of these communications, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not satisfied on a timely basis or at all, including the failure to timely obtain stockholder approval for the proposed transaction from Gryphon’s stockholders, if at all; risks related to Gryphon’s continued listing on Nasdaq until the closing of the proposed transaction; the outcome of any legal proceedings that may be instituted against American Bitcoin, Gryphon, or the combined company; the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all; the possibility that the vision, goals, and trajectory of the combined company are not timely achieved or realized, if at all; the possibility that the integration of the two companies may be more difficult, time-consuming, or costly than expected; the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; the diversion of management’s attention from ongoing business operations and opportunities; changes in Gryphon’s stock price before closing; failure of critical systems; geopolitical, social, economic, and other events and circumstances; competition from current and future competitors; risks related to power requirements; cybersecurity threats and breaches; hazards and operational risks; Internet-related disruptions; dependence on key personnel; American Bitcoin’s limited operating history; attracting and retaining customers; entering into new offerings or lines of business; price fluctuations and rapidly changing technologies; purchasing miners; relying on third-party mining pool service providers; uncertainty in the development and acceptance of the Bitcoin network; Bitcoin halving events; competition from other methods of investing in Bitcoin; concentration of Bitcoin holdings; hedging transactions; potential liquidity constraints; legal, regulatory, governmental, and technological uncertainties; and other factors that may affect future results of American Bitcoin, Gryphon, or the combined company. Additional factors that could cause results to differ materially from those described above can be found in Gryphon’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and other documents subsequently filed by Gryphon with the Securities Exchange Commission (the “SEC”), and in Hut 8’s recent and upcoming annual and quarterly reports and other continuous disclosure documents, which are available under Hut 8’s EDGAR profile at www.sec.gov and SEDAR+ profile at www.sedarplus.ca.

Additional Information About the Proposed Transaction and Where to Find It

These communications relate to a proposed transaction between American Bitcoin and Gryphon. In connection with the proposed transaction, Gryphon intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the Class A common stock to be issued by Gryphon in connection with the proposed transaction. The Registration Statement will include a proxy statement of Gryphon and a prospectus of Gryphon (the “Proxy Statement/Prospectus”), and each of American Bitcoin and Gryphon may file with the SEC other relevant documents concerning the proposed transaction. After the Registration Statement is declared effective, the definitive Proxy Statement/Prospectus will be sent to the stockholders of Gryphon to seek their approval of the proposed transaction. These communications are not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other relevant documents that American Bitcoin or Gryphon has filed or may file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY AND ENTIRELY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN BITCOIN, GRYPHON, THE PROPOSED TRANSACTION, AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other relevant documents, if and when filed by American Bitcoin and Gryphon with the SEC, may be obtained free of charge, if and when they become available, at the SEC’s website at www.sec.gov. You will also be able to obtain these documents free of charge, when they are available, by directing a request to Gryphon’s Investor Relations department at (646) 755-7412 or emailing James@HaydenIR.com. The information on Hut 8’s, American Bitcoin’s and/or Gryphon’s respective websites is not, and shall not be deemed to be, a part of these communications or incorporated into other filings any of the companies makes with the SEC.

Participants in the Solicitation

American Bitcoin, Gryphon and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Gryphon, their ownership of Gryphon common stock, and Gryphon’s transactions with related persons is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 31, 2025, the definitive proxy statement for Gryphon’s 2024 annual meeting of stockholders, as filed with the SEC on August 7, 2024, the definitive proxy statement for Gryphon’s 2025 special meeting of stockholders, as filed with the SEC on April 21, 2025, and other documents that may be filed from time to time with the SEC. Additional information about the directors and executive officers of American Bitcoin and Gryphon and other persons who may be deemed to be participants in the solicitation of stockholders of Gryphon in connection with the proposed transaction and a description of their direct and indirect interests will be included in the Proxy Statement/Prospectus related to the proposed transaction or other relevant materials filed with the SEC, if and when they become available. These documents (if and when available) may be obtained free of charge, when they become available, at the SEC’s website at www.sec.gov and from Gryphon using the sources indicated above.

No Offer or Solicitation

These communications are for informational purposes only and are not intended to and do not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or the solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or in a transaction exempt from the registration requirements of the Securities Act.

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